Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

NOTICE OF ANNUAL GENERAL MEETING
to be held on June 26, 2024
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Zhihu Inc. (the “Company”) will be held at 10:00 a.m., Beijing time on June 26, 2024 at Room Landing, Floor 1, Zone B, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2023 and the reports of the directors of the Company and auditor thereon;

2.	as an ordinary resolution, to re-elect the following retiring directors of the Company:

(a)	(i)	to re-elect Mr. Yuan Zhou as an executive director;

(ii)	to re-elect Mr. Zhaohui Li as a non-executive director;

(iii)	to re-elect Ms. Hope Ni as an independent non-executive director; and

(b)	to authorize the board of directors of the Company (the “Board”) to fix the remuneration of directors of the Company;

3.	as an ordinary resolution,

“THAT:

(a)	subject to paragraph (c) below, pursuant to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of the Hong Kong Limited (the “HKEX”), a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares (including any sale or transfer of treasury shares (which shall have the meaning ascribed to it under the Listing Rules coming into effect on June 11, 2024) out of treasury) or securities convertible into Class A ordinary shares, or options, warrants, or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the directors and shall authorize the directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2012 Plan and the 2022 Plan of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Articles of Association of the Company; and

(v)	a specific authority granted by the shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting;

“Rights Issue” means an offer of shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the directors to shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”;

4.	as an ordinary resolution,

“THAT

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own shares and/or American depositary shares (“ADSs”) on HKEX or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the HKEX for this purpose, provided that the total number of shares and/or shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting.”;

5.	as an ordinary resolution, THAT conditional upon the passing of resolutions set out in items 3 and 4 of this notice of AGM (the “AGM Notice”), the general mandate referred to in the resolution set out in item 3 of the AGM Notice be and is hereby extended by the addition to the aggregate number of shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued (including any sale or transfer of shares of the Company out of treasury that are held as treasury shares) by the directors pursuant to such general mandate of the number of shares and/or shares underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 4 of the AGM Notice, provided that such amount shall not exceed 10% of the total number of issued and outstanding shares of the Company (excluding any treasury Shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution); and

6.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024.

The passing of the Proposed Resolutions requires approval by the holders of Class A ordinary shares and Class B ordinary shares of the Company by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM.

The quorum of the AGM shall be one or more members holding in aggregate not less than 10% of all votes attaching to all Shares in issue and entitled to vote at such general meeting (on a one vote per Share basis), present in person or by proxy.

Share Record Date and ADS Record Date

The Board has fixed the close of business on May 24, 2024, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of ADSs as of the close of business on May 24, 2024, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Proxy Forms and ADS Voting Cards

A holder of shares as of the Share Record Date may appoint a proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir.zhihu.com.

Holders of record of the Company’s shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 24, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, holders of treasury shares of the Company (if any) are not entitled to vote at the Annual General Meeting.

By Order of the Board of Directors,
Zhihu Inc.

/s/Yuan Zhou
Yuan Zhou
Chairman of the Board

Head Office: No. 18 Xueqing Road Haidian District Beijing People’s Republic of China	Registered Office: PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

May 30, 2024

As of the date of this notice, the board of directors of the Company comprises Mr. Yuan Zhou and Mr. Dahai Li as executive directors, Mr. Zhaohui Li and Mr. Bing Yu as non-executive directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive directors.